UNITED STATES
SECURITIESAND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.   )*

Allied Holdings, Inc.

(Name of Issuer)

Common Stock - No Par Value

(Title of Class of Securities)

019223 10 6

(CUSIP Number)

February 7, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[**x**]   Rule 13d-1(b)

[   ]   Rule 13d-1(c)

[   ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   019223 10 6

1. Names of Reporting Persons.
   Robert E. Robotti
   I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b) x

3. SEC Use Only

4. Citizenship or Place of Organization
   United States

Number of Shares Beneficially Owned by Each Reporting Person With

5. Sole Voting Power: -0-

6. Shared Voting Power: 421,950

7. Sole Dispositive Power: -0-

8. Shared Dispositive Power: 421,950

9. Aggregate Amount Beneficially Owned by Each Reporting Person
   421,950

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9)
    5.0%

12. Type of Reporting Person (See Instructions)
    IN

CUSIP No.   019223 10 6

1. Names of Reporting Persons.
   Robotti & Company, Incorporated
   I.R.S. Identification Nos. of above persons (entities only).
   11-2627501

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b) x

3. SEC Use Only

4. Citizenship or Place of Organization
    New York

Number of Shares Beneficially Owned by Each Reporting Person With

5. Sole Voting Power: -0-

6. Shared Voting Power: 82,450

7. Sole Dispositive Power: -0-

8. Shared Dispositive Power: 82,450

9. Aggregate Amount Beneficially Owned by Each Reporting Person
    82,450

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9)
    1.0%

12. Type of Reporting Person (See Instructions)
    CO, BD, IA

CUSIP No.   019223 10 6

1. Names of Reporting Persons.
   Ravenswood Investment Company, L.P.
   I.R.S. Identification Nos. of above persons (entities only).
   11-2474002

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b) x

3. SEC Use Only

4. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	
5. Sole Voting Power: -0-
6. Shared Voting Power: 339,500
7. Sole Dispositive Power: -0-
8. Shared Dispositive Power: 339,500

9. Aggregate Amount Beneficially Owned by Each Reporting Person
   339,500

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9)
    4.0%

12. Type of Reporting Person (See Instructions)
    PN

Page 4 of 8 pages

SCHEDULE 13G

Item 1. (a) Name of Issuer

Allied Holdings, Inc.

Item 1. (b) Address of Issuer's Principal Executive Offices

Suite 200, 160 Clairemont Avenue, Decatur, Georgia 30030

Item 2. (a) Name of Person Filing

This statement is filed by:

(i) Robert E. Robotti, a United States citizen ("Robotti"); and

(ii) Robotti & Company, Incorporated, a New York corporation ("Robotti & Company"); and

(iii) The Ravenswood Investment Company, L.P., a New York limited partnership ("Ravenswood")

Item 2. (b) Address of Principal Business Office or, if none, Residence

c/o   Robotti & Company, Incorporated
52 Vanderbilt Avenue, Suite 503
New York, New York 10017

Item 2. (c) Citizenship

See Item 2(a)

Item 2. (d) Title of Class of Securities

Common Stock - No Par Value (the "Security")

Item 2. (e) CUSIP Number

019223 10 6

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) [x] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e) [x] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a) Robert E. Robotti shares beneficial ownership of 421,950 shares of the Security through the following:

- his ownership of Robotti & Company, a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and an investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E), by virtue of the investment discretion Robotti & Company has over the accounts of its brokerage customers and advisory clients, which hold an aggregate of 82,450 shares of the Security
- his position as the Managing Member of Ravenswood Management Company, L.L.C. ("Ravenswood Management"), which serves as the General Partner of Ravenswood. Ravenswood owns 339,500 shares of the Security.

(b) The amount of the shares of the Security beneficially owned by Mr. Robotti is 5.0% of the outstanding shares of common stock, no par value, as per the Issuer's most recent 10-Q dated November 14, 2002.

(c) (i) Mr. Robotti does not have the sole power to vote or direct the vote of any shares of the security.

(ii) Mr. Robotti shares the power to vote or direct the vote of 421,950 shares of the Security as follows:

- he shares with Robotti & Company and its brokerage customers and advisory clients the power to vote or direct the vote of 82,450 shares of the Security; and
- he shares with the other Managing Member of Ravenswood Management, which serves as the General Partner of Ravenswood, the power to vote or direct the vote of 339,500 shares of the Security.

(iii) Mr. Robotti does not have the sole power to dispose or to direct the disposition of any shares of the Security.

(iv) Mr. Robotti shares the power to dispose or to direct the disposition of 421,950 shares of the Security as follows:

- he shares with Robotti & Company and its brokerage customers and advisory clients the power to dispose or to direct the disposition of 82,450 shares of the Security; and
- he shares with the other Managing Member of Ravenswood Management, which serves as the General Partner of Ravenswood, the power to dispose or to direct the disposition of 339,500 shares of the Security.

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 18, 2003

By: /s/ Robert E. Robotti
Robert E. Robotti

Robotti & Company, Incorporated

By: /s/ Robert E. Robotti
Name: Robert E. Robotti
Title: President and Treasurer

The Ravenswood Investment Company, L.P.

By: Ravenswood Management Company, L.L.C.
Title: General Partner

By: /s/Robert E. Robotti
Name: Robert E. Robotti
Title: Managing Member of Ravenswood Management Company, L.L.C.